Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

SUPPL

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Investor Relations	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*

...ncement also provided to required statutory authorities

***Date:* 10 December 2002**

***Number of pages (including this one):* 1**

03003061

SUPPL

...port 70/2002

The Management Board of KGHM Polska Miedź S.A.- based on information received from Deutsche Bank Trust Company Americas (letter dated 9 December 2002) - announces that Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program of KGHM Polska Miedź S.A.), holds 21 181 842 shares of KGHM Polska Miedź S.A., representing 10.59% of the share capital of the Company (a reduction of 2.05% versus the level on 31 July 2002). These shares likewise grant the right to 10.59% of the total number of votes on the General Meeting of KGHM Polska Miedź S.A (i.e. 21 181 842 votes).

The total number of shares issued by KGHM Polska Miedź S.A. is 200 000 000. All of these shares are ordinary bearer shares. The total number of votes arising from all issued shares is 200 000 000.

Legal basis:
(§5, section 1, point 21 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

PROCESSED
JAN 22 2003
THOMSON FINANCIAL

DYREKTOR DEPARTAMENTU Informacji Giełdowych i Relacji Inwestorskich
Wojciech Marciniak

DYREKTOR NACZELNY Nadzoru Właścicielskiego i Służb Informacyjnych
Józef Dudziak

03 JAN -9 AM 3:49

centrica

taking care of the essentials

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	10 December, 2002
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	5

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Please find following a Stock Exchange Announcement recently released.

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